Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$309	293	361	805	1,012
One-Third of Rents, Net of Income from Subleases	27	26	29	28	24
Preferred Stock Dividends	203	250	226	67	1

Total Fixed Charges	$539	569	616	900	1,037

Earnings:

Income (Loss) Before Income Taxes	$1,831	940	767	(2,664)	1,537
Fixed Charges—Excluding Preferred Stock Dividends	336	319	390	833	1,036

Total Earnings	$2,167	1,259	1,157	(1,831)	2,573

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	4.02x	2.21x	1.88x	N/A (a)	2.48x

Coverage Deficiency	—	—	—	(2,731)	—

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$661	885	1,314	2,094	3,018
One-Third of Rents, Net of Income from Subleases	27	26	29	28	24
Preferred Stock Dividends	203	250	226	67	1

Total Fixed Charges	$891	1,161	1,569	2,189	3,043

Earnings:

Income (Loss) Before Income Taxes	$1,831	940	767	(2,664)	1,537
Fixed Charges—Excluding Preferred Stock Dividends	688	911	1,343	2,122	3,042

Total Earnings	$2,519	1,851	2,110	(542)	4,579

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	2.83x	1.59x	1.34x	N/A (a)	1.50x

Coverage Deficiency	—	—	—	(2,731)	—

(a)	Earnings were inadequate to cover fixed charges by $2.7 billion